Progressive Waste Solutions First Quarter Supplemental Information April 27, 2012

2 Forward Looking Statements Forward-Looking Statement This presentation includes “forward-looking statements” within the meaning of the safe harbor provisions of the United States Private Securities Litigation Reform Act of 1995 and applicable Canadian securities legislation. Words such as “expect,” “estimate,” “project,” “budget,” “forecast,” “anticipate,” “intend,” “plan,” “may,” “will,” “could,” “should,” “believes,” “predicts,” “potential,” and “continue” and similar expressions are intended to identify such forward-looking statements. These forward-looking statements may include, without limitation, statements relating to future financial and operating results, our financial condition and our plans, objectives, prospects, expectations and intentions. These forward-looking statements involve significant risks and uncertainties and other factors and assumptions that could cause actual results to differ materially from the forward-looking statements. Most of these factors and assumptions are outside our control and are difficult to predict. In addition to the factors and assumptions contained in this presentation, the following factors and assumptions, among others, could cause or contribute to such material differences: downturns in the worldwide economy; our ability to realize all of the expected synergies resulting from the Waste Services, Inc. acquisition; our ability to further integrate Waste Services, Inc. into Progressive Waste Solutions Ltd. in a timely and cost-effective manner; our ability to obtain, renew and maintain certain permits, licenses and approvals relating to our landfill operations; and fuel cost fluctuations. Additional factors and assumptions that could cause Progressive Waste Solutions Ltd.’s results to differ materially from those described in the forward-looking statements can be found in the most recent prospectus under the heading “Risk Factors”. Progressive Waste Solutions Ltd. cautions that the foregoing list of factors is not exclusive and that investors should not place undue reliance on such forward-looking statements. All subsequent written and oral forward-looking statements concerning Progressive Waste Solutions Ltd., or other matters attributable to Progressive Waste Solutions Ltd. or any person acting on its behalf are expressly qualified in their entirety by the cautionary statements above. Progressive Waste Solutions Ltd. does not undertake any obligation to update any forward-looking statement, whether written or oral, relating to the matters discussed in this communication, except as required by law.

Q1 2012 Financial Review 3

4 (US$MM) Except per share amounts Q1/11 Q1/12 YoY Canada 171.9 173.9 1.2% U.S. South 168.2 187.4 11.4% U.S. Northeast 82.8 77.0 (7.0%) Total Revenues $422.9 $438.3 3.6% Adjusted Net Income(A) Reported Net Income 28.2 23.1 24.1 22.1 (14.7%) (4.5%) Adjusted EPS(diluted) Reported EPS (diluted) $0.23 $0.19 $0.20 $0.19 (13.0%) flat Adjusted Operating Income(A) $61.9 $53.0 (14.3%) Adjusted EBITDA(A) $123.3 $116.3 (5.6%) Adjusted EBITDA(A) margin 29.2% 26.5% (270 bps) Free Cash Flow(B) $73.2 $43.7 (40.3%) Weighted Average Share Count 121.7 117.9 Total Actual Outstanding Share Count 116.9 Q1 2012 Financial Highlights (A) Please refer to the definition and explanation of (A) on slide 15. (B) Please refer to the definition and explanation of (B) on slide 16.

5 Components of Revenue Growth CAN Q1/11** US Q1/11** Combined CAN Q1/12** US Q1/12** Combined Core Price* 2.2% 1.0% 1.7% 2.0% 0.4% 1.0% Fuel Surcharges 1.2% 0.9% 1.0% 0.8% 0.7% 0.8% Recycling & Other*(Decline) 0.8% 0.7% 0.6% (0.9%) (1.5%) (1.2)% Total Price Growth (Decline) 4.2% 2.6% 3.3% 1.9% (0.4%) 0.6% Volume 0.3% 0.5% 0.6% 0.2% (1.6%) (0.9)% Total gross organic revenue growth (Decline) 4.5% 3.1% 3.9% 2.1% (2.0%) (0.3)% Acquisitions 2.7% 10.1% 7.0% 0.6% 7.4% 4.6% Total revenue growth 7.2% 13.2% 10.9% 2.7% 5.4% 4.3% FX (0.7)% Total growth including FX 3.6% Revenue Growth (*)Prior period amounts have been adjusted to conform to the current period's presentation. (**)Component percentages for 2012 have been presented on a reportable revenue basis, while component percentages for 2011 have been presented on a gross revenue basis. In addition, component percentages for 2011 have been prepared as if Waste Services, Inc.'s results for the three months ended March 31, 2010 were combined with our own. • Q1/12 reported revenues increased 3.6% to $438.3 MM

172 174 168 187 83 77 0 100 200 300 400 500 Q1 2011 Q1 2012 U.S. Northeast U.S. South Canada Reported Revenue by Segment $US (Millions) U.S. Northeast U.S. South Canada $423 • Q1/12 Canadian revenue increased 1.2% vs. Q1/11 • Q1/12 U.S. South revenue increased 11.4% vs. Q1/11 • U.S. Northeast revenue decreased (7.0%) in Q1/12 vs. Q1/11 % of Total Revenues Canada U.S. South U.S. Northeast 39.7% 42.7% 17.6% $438 40.7% 39.7% 19.6% 6

Reported and Gross Revenues 37.0% 32.1% 23.2% 17.5% 5.1% Strong Revenue from Canadian and U.S. Operations Total Reported Revenues(1) $438.3 million U.S. Canada $264.4 million $173.9 million Commercial Transfer & Disposal Recycling & Other Residential Industrial (1) Gross Revenue includes intercompany revenue on a consolidated basis and excludes the impact of FX. Gross Revenue From Operations(1) 7

Q1 2012 Gross Revenues by Service Line 43.3% 27.5% 18.4% 18.0% 6.9% Commercial Transfer & Disposal Recycling & Other Residential Industrial (1) Gross Revenue includes intercompany revenue on a consolidated basis and excludes the impact of FX. Canada 32.9% 35.2% 26.3% 17.1% 3.8% Commercial Transfer & Disposal Recycling & Other Residential Industrial U.S. 8

Q1 2012 Reported Net Income and EPS (diluted) $22.1 $0.19 Items of note MM EPS Business Revenue/Expense Line item Transaction and related costs $0.3 $0.00 Corporate SG&A Fair Value Movements in Stock Options $1.6 $0.01 Corporate SG&A Restricted share expense $0.7 $0.01 Corporate SG&A Net gain on financial instruments ($0.5) ($0.01) All Other expenses $0.1 $0.00 All Net income tax expense (recovery) ($0.2) ($0.00) Excluding items of note above Adjusted net income(A) and Adjusted EPS (diluted) $24.1 $0.20 Reconciliation of Reported Net Income and EPS to Adjusted (A) Please refer to the definition and explanation of (A) on slide 15. 9

10 Q111 Q112 Adjusted EBITDA(A) $123.3 $116.3 $US (MM) $US (MM) Capital and landfill asset purchases ($25.4) ($50.1) Proceeds from sale of capital assets $2.7 $0.7 Landfill closure/post-closure expenditures ($1.7) ($1.5) Landfill closure/post-closure accretion expense $1.2 $1.3 Interest on long-term debt ($16.5) ($14.3) Non-cash interest expense $1.3 $1.7 Current income tax expense ($11.7) ($10.4) Excluding items of note above Free cash flow(B) $73.2 $43.7 Reconciliation of Adjusted EBITDA(A) to Free Cash Flow(B) (A) Please refer to the definition and explanation of (A) on slide 15. (B) Please refer to the definition and explanation of (B) on slide 16.

11 Long-Term Debt Summary • As at March 31, 2012, total long-term debt stood at $1.35B U.S. • As at March 31, 2012, total funded long-term debt to Adjusted EBITDA(A) ratio prepared on a combined basis, assuming FX parity, was approximately 2.57x • Target long-term leverage of between 2.3x and 2.7x Long-Term Debt Facilities (MM) Available Lending Facility Drawn Letters of Credit Available Capacity Ratings Canadian (in C$) Senior Secured Debenture, Series B $58.0 $58.0 _ _ DBRS BBB low September 30, 2011 Revolving Credit Facility $525.0 $373.0 $59.4 $92.6 U.S. (in US$) Revolving Credit Facility $1,122.5 $810.0 $146.8 $165.7 S&P BB+ September 30, 2011 Moody’s Ba2 October 12, 2011 IRBs(1) $194.0 $109.0 _ $85.0 Other Notes $3.1 $3.1 _ _ (1) Variable Rate Demand Solid Waste Disposal Revenue Bonds. (A) Please refer to the definition and explanation of (A) on slide 15.

12 Long-Term Debt Facilities (MM) Available Lending Facility Drawn Rate at March 31, 2012 Covenant Maturity Date Canadian Revolving Credit Facility ($CAD) $525.0 + $125.0 (accordion) $373.0 Stand-by Fee 0.50% (1) Maximum Debt: EBITDA 3.0x July 2, 2014 BA Rate 1.20% At Mar 31/12 Debt: EBITDA = 1.93x Spread 2.0% U.S. Revolving Credit Facility ($US) $1,122.5 + $255.0 (accordion) $810.0 $795.0 Stand-by Fee 0.375% Maximum Rolling four Quarter Debt: EBITDA 4.5x July 2, 2014 LIBOR + 225 Bps 2.49% $15.0 BoA Prime + Spread 4.5% At Mar 31/12 Debt: EBITDA = 3.34x Revolving Credit Facility Summary (1) The funded debt to EBITDA ratio covenant expands to a maximum of 3.25 times for a period of two quarters following the completion of an acquisition which exceeds C$75,000.

Internal Infrastructure Investments

Key Areas	Strategic Positioning
Internal Infrastructure Investment Opportunities Expected	▪ More strategic and discretionary than normal growth CAPEX ▪ Projects span 12-24 months ▪ Timing dependent on factors such as permitting and equipment lead times
What we expect	▪ Roughly $40-$50MM of capital outlay to be back-end loaded in 2012 ➢ At March 31/12 approximately $3.6MM spent ▪ Balance of spending to be in 2013 ($20-30MM)
Impact	▪ Higher internalization, incremental organic revenue and free cash flow[B] starting in 2013 and beyond ▪ Low-risk projects resulting in high margin, long-term free cash flow[B] and high return on capital ▪ Expect aggregate return in the mid-to-high teens

Project Capital Allocation	Canada		U.S. South	Total	Expected EBITDA[A] Contribution		
	Landfill Gas Upgrade Project	Transfer & Material Recovery Facilities	Transfer & Material Recovery Facilities		2012	2013	2014
2012	~$15MM	~$20MM	~$15MM	~$50MM	~$1MM	$8-10MM Incremental	
2013	~$25MM		~$5MM	~$30MM			$8-10MM Incremental
Total	~40MM	~20MM	~$20MM	~$80MM			

13

Tuck-In Acquisitions 2011 Q112 2012 YTD U.S. South 8 2 2 U.S. Northeast 3 - - Canada 3 1 1 Total 14 3 3 Acquisitions • Solid Waste services industry is still consolidating • Well positioned to be disciplined buyers of both strategic “tuck-ins” and platforms that can deliver returns in excess of our targets • Total of 3 Acquisitions in 2012 with annualized revenues of approximately $7MM. • Total of 14 Acquisitions in 2011 contributed approximately $55MM of revenues in 2011 with expected rollover revenue contribution in 2012 of approximately $35MM. 14

15 Non-GAAP Disclosure Reference is made in this presentation to non-GAAP financial measures, including adjusted EBITDA and free cash flow. The measures themselves are not recognized under U.S. GAAP and Progressive Waste Solutions Ltd’s method of calculation may not be comparable to that of other companies. Non GAAP financial measures should be viewed in addition to, and not as an alternative for, other measures of performance prepared in accordance with GAAP. See “Non-GAAP financial measures” in the Prospectus. (A) Adjusted EBITDA - All references to “Adjusted EBITDA” in this document are to revenues less operating expense and SG&A, excluding certain non-operating or non-recurring SG&A expense, on the consolidated statement of operations and comprehensive income or loss. Adjusted EBITDA excludes some or all of the following: certain SG&A expenses, restructuring expenses, goodwill impairment, amortization, net gain or loss on sale of capital assets, interest on long-term debt, net foreign exchange gain or loss, net gain or loss on financial instruments, other expenses, income taxes and income or loss from equity accounted investee. Adjusted EBITDA is a term used by us that does not have a standardized meaning prescribed by U.S. GAAP and is therefore unlikely to be comparable to similar measures used by other companies. Adjusted EBITDA is a measure of our operating profitability, and by definition, excludes certain items as detailed above. These items are viewed by us as either non-cash (in the case of goodwill impairment, amortization, net gain or loss on financial instruments, net foreign exchange gain or loss, deferred income taxes and net income or loss from equity accounted investee) or non-operating (in the case of certain SG&A expenses, restructuring expenses, net gain or loss on sale of capital assets, interest on long-term debt, other expenses, and current income taxes). Adjusted EBITDA is a useful financial and operating metric for us, our board of directors, and our lenders, as it represents a starting point in the determination of free cash flow(B). The underlying reasons for the exclusion of each item are as follows: – Certain SG&A expenses –SG&A expense includes certain non-operating or non-recurring expenses. These expenses include transaction costs related to acquisitions, fair value adjustments attributable to stock options, restricted share expense and a non-recurring one-time charge resulting from the non-renewal of the Company’s former Vice Chairman and Chief Executive Officer’s agreement. These expenses are not considered an expense indicative of continuing operations. Certain SG&A costs represent a different class of expense than those included in adjusted EBITDA. – Restructuring expenses – restructuring expenses includes costs to integrate various operating locations with our own, exiting certain property and building and office leases, employee severance and employee relocation costs incurred in connection with our acquisition of WSI. These expenses are not considered an expense indicative of continuing operations. Accordingly, restructuring expenses represent a different class of expense than those included in adjusted EBITDA. – Goodwill impairment –as a non-cash item goodwill impairment has no impact on the determination of free cash flow(B). – Amortization – as a non-cash item amortization has no impact on the determination of free cash flow(B). – Net gain or loss on sale of capital assets–proceeds from the sale of capital assets are either reinvested in additional or replacement capital assets or used to repay revolving credit facility borrowings. – Interest on long-term debt – interest on long-term debt is a function of our debt/equity mix and interest rates; as such, it reflects our treasury/financing activities and represents a different class of expense than those included in adjusted EBITDA. – Net foreign exchange gain or loss – as non-cash items, foreign exchange gains or losses have no impact on the determination of free cash flow(B). – Net gain or loss on financial instruments – as non-cash items, gains or losses on financial instruments have no impact on the determination of free cash flow(B). – Other expenses –other expenses typically represent amounts paid to certain management of acquired companies who are retained by us post acquisition and amounts paid to certain executives in respect of acquisitions successfully completed. These expenses are not considered an expense indicative of continuing operations. Accordingly, other expenses represent a different class of expense than those included in adjusted EBITDA. – Income taxes – income taxes are a function of tax laws and rates and are affected by matters which are separate from our daily operations. – Net income or loss from equity accounted investee – as a non-cash item, net income or loss from our equity accounted investee has no impact on the determination of free cash flow(B). Continued on next slide.

16 Non-GAAP Disclosure – continued (B) Free Cash Flow or ‘FCF’ We have adopted a measure called “free cash flow” to supplement net income or loss as a measure of our operating performance. Free cash flow is a term which does not have a standardized meaning prescribed by U.S. GAAP, is prepared before dividends declared and shares repurchased, and may not be comparable to similar measures prepared by other companies. The purpose of presenting this non-GAAP measure is to provide disclosure similar to the disclosure provided by other U.S. publicly listed companies in our industry and to provide investors and analysts with an additional measure of our value and liquidity. We use this non-GAAP measure to assess our performance relative to other U.S. publicly listed companies and to assess the availability of funds for growth investment, debt repayment, share repurchases or dividend increases. All references to “free cash flow” in this document have the meaning set out in this note. Adjusted EBITDA should not be construed as a measure of income or of cash flows. The reconciling items between adjusted EBITDA and net income or loss are detailed in the consolidated statement of operations and comprehensive income or loss beginning with operating income or loss before restructuring expenses, goodwill impairment, amortization and net gain or loss on sale of capital assets and ending with net income or loss and includes certain adjustments for expenses recorded to SG&A, which management views as not being indicative of continuing operations. A reconciliation between operating income or loss and adjusted EBITDA is provided below. Adjusted operating income and adjusted net income are also presented below. Three months ended March 31 2012 2011 Operating income $ 50,372 $ 55,195 Transaction and related costs - SG&A 288 315 Fair value movements in stock options -SG&A 1,644 5,344 Restricted share expense - SG&A 734 174 Restructuring expenses - 847 Adjusted operating income 53,038 61,875 Net gain on sale of capital assets (384) (1,423) Amortization 63,654 62,819 Adjusted EBITDA $ 116,308 $ 123,271 Net income $ 22,069 $ 23,098 Transaction and related costs - SG&A 288 315 Fair value movements in stock options - SG&A 1,644 5,344 Restricted share expense -SG&A 734 174 Restructuring expenses - 847 Net gain on financial instruments (545) (1,926) Other expenses 53 186 Net income tax expense or (recovery) (177) 191 Adjusted net income $ 24,066 $ 28,229